SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Additional clarifications regarding the Consolidated Distance Voting Map of the OEGM to be held on 04/29/2025 at 2:30 p.m.

Rio de Janeiro, April 22, 2025, Centrais Elétricas Brasileiras S/A – Eletrobras informs that, in compliance with CVM Resolution 81/2022, it has disclosed to the market a consolidated map of remote voting.

In addition to the mandatory regulatory information, in order to provide greater transparency to the market and facilitate the understanding of the possible scenarios for the election of members of the Board of Directors, the Company presents, based on the information disclosed in the Consolidated Map, a complementary scenario (in the table below) of a possible election at the OEGM to be held on April 29, 2025, at 2:30 p.m.

Table 1: Scenario Approval of the matters to be deliberated at the EGM of April 29, 2025 at 1:00 p.m. (“Conciliation Agreement”) and institution of cumulative voting in the election of the management;

Candidates	Number of Shares
Vicente Falconi Campos	93,374,897
Ana Silvia Corso Matte	93,347,119
Daniel Alves Ferreira	54,100,814
Felipe Villela Dias	93,401,848
Marisete Fátima Dadald Pereira	93,374,325
Carlos Márcio Ferreira	66,484,562
José João Abdalla Filho	4,535,175
Marcelo Gasparino Da Silva	40,842,761
Afonso Henriques Moreira Santos	26,752,210

The scenario of approval of the Settlement Agreement and absence of cumulative voting in the election of the management is reflected in the responses to items 40 to 49 of the Consolidated Map.

The scenario of rejection of the Settlement Agreement and absence of cumulative voting in the election of the management is reflected in Table 5 of the Consolidated Map.

The scenario of rejection of the Settlement Agreement and institution of cumulative voting in the election of the management is reflected in Table 7 of the Consolidated Map.

It is important to emphasize that the scenarios and information disclosed herein reflect the snapshot of the votes currently computed remotely, and are only a managerial view, and may be subject to change depending on the shareholders' shareholding position on the date of the OEGM, changes in votes presented via BVD in addition to the votes that will be presented at the time of the OEGM

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.

The Company cannot guarantee or attest, at this time, the result of the deliberations to be taken at the EGM.

The shareholding position that will actually be considered for the purposes of the voting result will be that of the day of the meeting (04/29/25), and shareholders who voted via BVD and are present at said meeting will also be entitled to change the vote presented, which may also impact the election scenarios.

The sole and exclusive purpose of disclosing said scenarios is to provide the best information and clarifications to the market, facilitating its understanding and enabling its shareholders to exercise their voting rights in an informed manner.

Eduardo Haiama

Vice-President of Finance and Investor Relations

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.